SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: Cynthia.beyea@sutherland.com

May 19, 2014

Karen Rossotto, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4041

Re:	Realty Capital Income Funds Trust File Nos. 333-185734; 811-22785

Dear Ms. Rossotto:

On February 27, 2014, Realty Capital Income Funds Trust (the “Registrant”) filed its second post-effective amendment to the above-referenced registration statement on Form N-1A. On April 14, 2014, you provided oral comments to me during a telephone call. On behalf of the Registrant, set forth below are those comments and the Registrant’s responses to the comments.

Prospectus — AR Capital International Real Estate Income Fund (Class A and Class C)

Fund Summary

Comment 1: On page 1, under “Fees and Expenses of the Fund,” the Annual Fund Operating Expenses table lists the Fund’s Acquired Fund Fees and Expenses. Please insert a footnote stating that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

Response: The line item for Acquired Fund Fees and Expenses has been deleted from the table because the Registrant estimates that Acquired Fund Fees and Expenses will be less than 1 basis point.

Comment 2: Also on page 1, footnote 2 to the Annual Fund Operating Expenses table states: “The Expense Cap will remain in effect through at least [ ], 2015, and may be terminated before that date only by the Board of Trustees . . . .” Please confirm to the Staff that the Expense Cap will remain in effect for at least one year from the effective date of the registration statement.

Karen Rossotto, Esq.

May 19, 2014

Response: The Registrant confirms to the Staff that the Expense Cap will remain in effect for at least one year from the effective date of the Registration Statement.

Comment 3: On page 2, the disclosure under “Principal Investment Strategies” states, “[t]he Fund will not invest in non-traded [real estate investment trusts (“REITs”)] that are sponsored by or distributed by affiliates of the Adviser.” The Staff notes that the Fund may invest in non-traded, unaffiliated REITs. Please comment on any liquidity concerns raised by such investments.

Response: Investments in non-traded REITs will likely be deemed illiquid. The Registrant represents to the Staff that the Fund will not invest more than 15% of its net assets in illiquid securities.

Comment 4: On page 3, under “Principal Investment Strategies,” it is disclosed that the “Fund will invest significantly (at least 40% of its net assets) in real estate securities of companies organized or located outside of the United States or doing a substantial amount of business outside the United States.” Please explain to the Staff why a company that is simply organized in a country other than the United States is necessarily tied to that country economically.

Response: The Registrant has revised the above-referenced disclosure to state that the Fund “invests significantly (at least 40% of its net assets) in real estate securities of companies that are organized or located outside of the U.S. and that principally invest in non-U.S. markets.” (Emphasis added.)

Comment 5: Also regarding the disclosure quoted in Comment 4, please explain to the Staff what it means for a company to be “located” outside of the United States. For example, does this mean that a company is headquartered outside the U.S.?

Response: The Registrant considers a company to be “located” outside of the United States if it is operated, headquartered, or otherwise substantially present in a country other than the United States.

Comment 6: Under “Principal Investment Strategies,” beginning on page 2, please add a summary of the Fund’s strategy for evaluating whether to sell securities. Such disclosure is currently only contained under Item 9.

Karen Rossotto, Esq.

May 19, 2014

Response: The Registrant has supplemented the disclosure in the “Principal Investment Strategies” summary section to describe the Fund’s strategy for evaluating whether to sell securities.

Comment 7: Please move the first sentence of “Real Estate Concentration Risk” to the “Principal Investment Strategies” section beginning on page 2 of the prospectus. Additionally, please make sure the language of the disclosure matches that included on page 1 of the statement of additional information under “Investment Policies—Fundamental Investment Policies—5. Concentration.”

Response: The Registrant has revised the “Principal Investment Strategies” section of the prospectus as requested.

Comment 8: Please confirm to the Staff that the Fund will invest in affiliated REITs only if such affiliated REITs are traded.

Response: The Registrant confirms that the Fund will invest in affiliated REITs only if such affiliated REITs are traded.

Comment 9: On page 4, the risk factor “REIT Risk” under “Principal Risks of Investing in the Fund” discloses: “Purchasing affiliated REITs may present certain actual or potential conflicts of interest. For example, the Fund may come into possession of non-public information regarding affiliated REITs and may use that information in connection with transactions made on behalf of the Fund. However, the Fund is prohibited by legal and regulatory constraints, and internal policies and procedures, from using insider information in its trading.” Please clarify what this means, including whether or not the 2 sentences conflict with each other.

Response: The Registrant has revised the above-referenced disclosure to clarify the actual or potential conflicts of interest presented and to resolve any conflicting disclosure. The Registrant acknowledges that it may come into possession of material non-public information regarding affiliated REITs; however, the Registrant is prohibited by legal and regulatory constraints, and internal policies and procedures, from using such inside information in trading.

Comment 10: “Depositary Receipts Risk” is included as a risk factor under “Principal Risks of Investing in the Fund.” Please disclose the risks of investing in unsponsored depositary receipts.

Response: The Registrant has supplemented the disclosure under “Depositary Receipts Risk” to disclose the risks of investing in unsponsored depositary receipts.

Karen Rossotto, Esq.

May 19, 2014

Comment 11: On page 7, under “Fund Performance,” please include the disclosure required by Item 4(b)(2)(i) of Form N-1A even though no performance is currently disclosed.

Response: The disclosure under “Fund Performance” has been revised to include the disclosure required by Item 4(b)(2)(i) of Form N-1A.

Principal Investment Strategies

Comment 12: On page 10, the “Principal Investment Strategies” section includes disclosure regarding convertible securities risk. Please move this disclosure to the “Principal Investment Risks” section beginning on page 11.

Response: The Registrant has moved the above-referenced disclosure to the “Principal Investment Risks” section.

Additional Investment Strategies & Information

Comment 13: If true, please disclose under “Portfolio Holdings,” beginning on page 15, that the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities will be available on the Fund’s website

Response: The Registrant will not make the Trust’s policies and procedures with respect to disclosure of the Trust’s portfolio securities available on the Fund’s website.

Management

Comment 14: The first paragraph under “Management” on page 16 states: “A discussion regarding the basis for the Board of Trustees’ .. . . approval of the advisory agreement will be contained in the Fund’s first semi-annual report to shareholders, when available.” Please disclose the period covered by the first semi-annual report, if known.

Response: The requested disclosure has been incorporated under “Management.”

Other Comments

Comment 15: Please confirm that the Fund’s prospectus for the Advisor Class shares will be revised in response to the comments above.

Response: The Fund’s prospectus for the Advisor Class shares has been revised to conform to the Registrant’s responses above.

Karen Rossotto, Esq.

May 19, 2014

Statement of Additional Information

Comment 16: On page 1, “Investment Policies—Fundamental Investment Policies” states that if the Fund’s assets fail to meet the 300% asset coverage test under the Investment Company Act of 1940, as amended, “the Fund will reduce the amount of the Fund’s borrowings to the extent necessary to meet this 300% coverage within three days (not including Saturdays, Sundays and holidays).” Please delete Saturdays, as only Sundays and holidays are excluded.

Response: The Registrant has deleted “Saturdays” from the above-reference disclosure.

Comment 17: If the Fund will be selling credit default swaps, please confirm to the Staff that the Fund will cover such transactions to the full notional amount.

Response: The Funds will not sell credit default swaps.

Comment 18: Under “Disclosure of Portfolio Holdings,” beginning on page 29, please disclose with specificity the names of all entities to whom the Fund’s portfolio holdings will be disclosed.

Response: The Registrant has revised the disclosure under “Disclosure of Portfolio Holdings” to disclose with specificity the names of all entities to whom the Fund may disclose its portfolio holdings prior to the time the Fund’s portfolio holdings are posted on its website.

*     *     *     *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	John H. Grady, AR Capital

Christopher Carlson, AR Capital

Steven B. Boehm, Sutherland